FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 116th Annual General Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 116th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 116th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of you, our shareholders, for your ongoing support.

In the fiscal year ended March 31, 2020, we focused on delivering solutions to meet the diverse needs of clients, by working on the firm-wide initiative of business platform rebuilding announced in April 2019. Retail Division secured profit on par with the previous year’s level, while putting in place a structure for delivering better services through such initiatives as drastic re-allocation of sales partners and branch office consolidation. Asset Management Division has enjoyed fund inflows for 15 consecutive quarters. Wholesale Division achieved a significant recovery in revenue centering on trading business, while winning top positions in Japan-related M&A and IPO league tables.

As a result, in the fiscal year ended March 31, 2020, the Group’s net revenue (after interest expenses) totaled 1,287.8 billion yen, having significantly increased year over year. Pre-tax income amounted to 248.3 billion yen, and net profit came to 217 billion yen.

With regard to dividend, based upon our dividend policy, we have decided on 20 yen per share as an annual dividend.

In the wake of the global outbreak of coronavirus disease 2019 (“COVID-19”), the financial market underwent a major fluctuation at the end of the fiscal year. Nomura was also confronted with a historic turmoil, but all employees continuously delivered services by working together. We will keep fulfilling our obligations as a key player in the financial market, an essential infrastructure of society.

In December 2019, we established Group Code of Conduct 2020. Guided by the Code, we will uphold our longstanding values of entrepreneurial leadership, teamwork and integrity. We are all committed to the firm’s mission to help create an affluent society through our expertise in the capital markets and our vision to be the most trusted partner for our clients.

Thank you very much for your continued support.

June 2020

Kentaro Okuda

President and Group CEO

(Securities Code: 8604)
June 5, 2020

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai
Chairman of the Board of Directors
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). The 116th Annual General Meeting of Shareholders will be held as described below.

Details

1.	Date and Time:	10:00 a.m. on Tuesday, June 23, 2020 (JST)

2.	Place:	Grand Nikko Tokyo Daiba, “Palais Royal” (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.  Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditor and the Audit Committee for the 116th fiscal year (covering the period from April 1, 2019 to March 31, 2020).

2. Report on the financial statements for the 116th fiscal year (covering the period from April 1, 2019 to March 31, 2020).

Matter to be Resolved:

	Proposal:	Appointment of Ten Directors

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

With regard to the following matters, pursuant to relevant laws/regulations and the provisions of Article 25 of the Company’s Articles of Incorporation, they are not included in the materials annexed to this Notice of Convocation as they have been posted on the Company’s website (https://www.nomuraholdings.com/investor/shm/). Therefore, the materials annexed to this Notice of Convocation, on the occasion of the preparation of the Audit Report, were a part of the objects that the audit committee and accounting auditor audited.

1.	The notes to the consolidated financial statements; and

2.	The notes to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company’s website indicated above.

Regarding the Payment of the Year-end Dividend Distribution of the 116th Fiscal Year Surplus

At the Meeting of the Board of Directors of the Company held on May 8, 2020, a resolution was adopted for the payment, beginning on June 8, 2020, of the 5 yen per share year-end dividend distribution of the 116th fiscal year surplus.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal: Appointment of Ten Directors

As of the conclusion of this General Meeting, the term of office of all ten directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of ten directors, including two new director nominees. Of the ten nominees, six are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Kentaro Okuda and Toshio Morita

The nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors
1	Koji Nagai Non-Executive Director Reappointment	Chairman of the Board of Directors Member of the Nomination Committee (to be appointed) Member of the Compensation Committee (to be appointed)	100% (11/11 meetings)

2	Kentaro Okuda Executive Officer New Appointment	Representative Executive Officer and President Group CEO	(New Appointment)

3	Toshio Morita Executive Officer New Appointment	Representative Executive Officer	(New Appointment)

4	Hisato Miyashita Non-Executive Director Reappointment	Member of the Audit Committee (Full-Time)	100% (11/11 meetings)

5	Hiroshi Kimura Outside Director, Independent Director Reappointment	Chairman of the Nomination Committee Chairman of the Compensation Committee	100% (11/11 meetings)

6	Kazuhiko Ishimura Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)

7	Noriaki Shimazaki Outside Director, Independent Director Reappointment	Chairman of the Audit Committee	100% (11/11 meetings)

8	Mari Sono Outside Director, Independent Director Reappointment	Member of the Audit Committee	100% (11/11 meetings)

9	Michael Lim Choo San Outside Director, Independent Director Reappointment		100% (11/11 meetings)

10	Laura Simone Unger Outside Director, Independent Director Reappointment		100% (11/11 meetings)

*	Two of them are females.

1. Koji Nagai (Jan. 25, 1959)
Chairman of the Board of Directors Non-Executive Director Reappointment Attendance at Meetings of the Board of Directors: 11/11 Number of shares held: 328,000 shares of common stock	Apr. 1981	Joined the Company
	Apr. 2003	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Apr. 2020	Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Nagai has held positions including Director, Representative Executive Officer & Group CEO of the Company and Director and President of Nomura Securities Co., Ltd., and has served as Director and Chairman of the Company since April 2020.

The Company has designated Mr. Nagai, who is well-versed in the business of the Nomura Group, as a director nominee with the expectation that, by having Mr. Nagai chair meetings of the Board of Directors as Chairman of the Board of Directors, he will contribute to enhancing the quality of discussions at meetings of the Board of Directors and operate meetings of the Board of Directors effectively and efficiently.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

Mr. Nagai does not concurrently serve as an executive officer and is a non-executive director.

(Notes)

1.

In October 2001, the Company reorganized and became a holding company, changed the company name from, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” and Nomura Securities Co., Ltd., the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

2.

Since June 2003, the Company has put in place three committees (the nomination, compensation, and audit committees) and adopted a corporate governance structure that separates management’s oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.

2. Kentaro Okuda (Nov. 7, 1963)
Representative Executive Officer and President Group CEO Executive Officer New appointment Number of shares held: 83,180 shares of common stock	Apr. 1987	Joined the Company
	Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Aug. 2012	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2013	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2015	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2016	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2017	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2018	Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
	Apr. 2020	Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Representative Director of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Okuda has held positions including Group Co-COO of the Company and Director,
Executive Managing Director and Deputy President of Nomura Securities Co., Ltd., and has served as Representative Executive Officer, President and Group CEO of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

3. Toshio Morita (Apr. 17, 1961)
Representative Executive Officer Executive Officer New appointment Number of shares held: 263,102 shares of common stock	Apr. 1985	Joined the Company
	Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2011	Senior Corporate Managing Director of the Company
	Apr. 2012	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Aug. 2012	Executive Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2015	Executive Managing Director of the Company (concurrently Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2017	Executive Managing Director of the Company (concurrently Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2018	Executive Managing Director and Group Co-COO of the Company (concurrently Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2019	Executive Managing Director and Group Co-COO of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.)
	Apr. 2020	Representative Executive Officer of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions)
Representative Director and President of Nomura Securities Co., Ltd.
(Reasons for designation as a director nominee)

Mr. Morita has held positions including Group Co-COO of the Company and Director,
Representative Executive Officer and President of Nomura Securities Co., Ltd., and has served as
Representative Executive Officer of the Company.

The majority of the Board of Directors of the Company, including outside directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

4. Hisato Miyashita (Dec. 26, 1958)

Member of the Audit

Committee (Full-Time)

Non-Executive Director

Reappointment

Attendance at Meetings of
the Board of Directors:

11/11

Attendance at Meetings of
the Audit Committee:

16/16

Number of shares held:

84,200 shares of common

stock

Jul. 1987	Joined the Company
Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
Jul. 2009	Managing Director of Group Compliance Department of the Company
Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance
Jun. 2012	Senior Managing Director of the Company, Group Compliance Head (concurrently Senior Managing Director of Nomura Securities Co., Ltd.)
Apr. 2013	Senior Managing Director of the Company, Group Compliance Head (concurrently Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
Apr. 2015	Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head (concurrently Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
Apr. 2016	Advisor of the Company
Jun. 2016	Director of the Company (Current)
(Significant concurrent positions)
Statutory Auditor of Nomura Financial Products & Services, Inc.
(Reasons for designation as a director nominee)

Mr. Miyashita has engaged in legal and compliance work for many years at a number of securities companies, including the Company, and by working in positions such as the Group
Compliance Head of the Nomura Group, he has extensive experience and knowledge in the compliance field.

If his reappointment is approved, he is slated to continue serving as a full-time member of the
Audit Committee after this Annual General Meeting of Shareholders. The Company has designated
Mr. Miyashita, who is well-versed in the business of the Nomura Group, as a director nominee with the expectation that, by adding him to the Audit Committee, the effectiveness of audits by the Audit
Committee will be enhanced.

Mr. Miyashita does not concurrently serve as an executive officer and is a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 10)

All six Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

(Reference) “Independence Criteria” for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:

Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:

Certain amount of donation shall mean, with respect to any given institution, any amount that exceeds 2% of the donee institution’s gross revenue or ordinary income, whichever is greater, or donations that exceed 10 million yen per year.

End.

5. Hiroshi Kimura (Apr. 23, 1953)

Chairman of the

Nomination Committee

Chairman of the

Compensation Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

5 years

Attendance at Meetings of
the Board of Directors:

11/11

Attendance at Meetings of

the Nomination

Committee:

9/9

Attendance at Meetings of
the Compensation

Committee:

8/8

Number of shares held:

200 shares of common

stock

Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.) (“JT”)
Jun. 1999	Director of JT
Jun. 2001	Resigned as Director of JT
Jun. 2005	Director of JT
Jun. 2006	President and CEO and Representative Director of JT
Jun. 2012	Chairman of the Board of JT
Jun. 2014	Special Advisor of JT
Jun. 2015	Outside Director of the Company (Current)
Jul. 2016	Advisor of JT
Mar. 2018	Honorary Company Fellow of JT (Current)
(Significant concurrent positions) Honorary Company Fellow of JT

(Reasons for designation as an outside director nominee)

Mr. Kimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as President, CEO and Representative Director of the Board of
JT and Chairman of the Board of JT, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as Chairman of the
Nomination Committee and Chairman of the Compensation Committee after this Annual General
Meeting of Shareholders.

6. Kazuhiko Ishimura (Sep. 18, 1954)

Member of the
Nomination Committee

Member of the

Compensation Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

2 years

Attendance at Meetings of
the Board of Directors:

11/11

Attendance at Meetings of
the Nomination Committee:

9/9

Attendance at Meetings of
the Compensation

Committee:

8/8

Number of shares held:

0 shares of common

stock

Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
Mar. 2008	Representative Director and President & COO of AGC
Jan. 2010	Representative Director and President & CEO of AGC
Jan. 2015	Representative Director & Chairman of AGC
Jan. 2018	Director & Chairman of AGC
Jun. 2018	Outside Director of the Company (Current)
Mar. 2020	Director of AGC (Current)
Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology (Current)

(Significant concurrent positions)

Director of AGC

Outside Director of TDK Corporation

Outside Director of IHI Corporation

President of the National Institute of Advanced Industrial Science and Technology

(Reasons for designation as an outside director nominee)

Mr. Ishimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as Representative Director and President and CEO, and
Chairman of the Board of AGC, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the
Nomination Committee and a member of the Compensation Committee after this Annual General
Meeting of Shareholders.

7. Noriaki Shimazaki (Aug. 19, 1946)

Chairman of the Audit

Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

4 years

Attendance at Meetings of
the Board of Directors:

11/11

Attendance at Meetings of
the Audit Committee:

16/16

Number of shares held:

15,400 shares of common

stock

Apr. 1969	Joined Sumitomo Corporation
Jun. 1998	Director of Sumitomo Corporation
Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
Jan. 2009	Trustee of the IASC Foundation (currently, IFRS Foundation)
Jul. 2009	Special Advisor of Sumitomo Corporation
Jun. 2011	Director of the Financial Accounting Standards Foundation
Jun. 2011	Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current)
Sep. 2013	Advisor of the Japanese Institute of Certified Public Accountants (Current)
Jun. 2016	Outside Director of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions)
Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*)
(Reasons for designation as an outside director nominee)

Mr. Shimazaki has extensive experience with respect to corporate management and a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of positions such as Representative Director and Executive Vice President of Sumitomo Corporation, Member of the Business Accounting Council of the Financial Services Agency, Trustee of IASC Foundation and Director of the Financial Accounting Standards Foundation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee (Chairman) after this Annual General Meeting of Shareholders.

* Mr. Shimazaki, at Nomura Securities Co., Ltd, is a non-executive director and serves as Chairman of the Audit and Supervisory Committee. Since he is an outside director of the Company, in accordance with Article 2, Item 15(c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

8. Mari Sono (Feb. 20, 1952)

Member of the Audit
Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

3 years

Attendance at Meetings of
the Board of Directors:

11/11

Attendance at Meetings of
the Audit Committee:

16/16

Number of shares held:

0 shares of common

stock

Oct. 1976	Joined NISSHIN Audit Corporation (*)
Mar. 1979	Registered as Certified Public Accountant
Nov. 1988	Partner of CENTURY Audit Corporation (*)
Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
Dec. 1994	Senior Partner, CENTURY Audit Corporation (*)
Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
Apr. 2005	External Comprehensive Auditor, Tokyo
Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
Aug. 2012	Retired from Ernst & Young ShinNihon LLC
Dec. 2013 Jun. 2017	Commissioner of the Securities and Exchange Surveillance Commission Outside Director of the Company (Current)
(Significant concurrent positions)
None
(Reasons for designation as an outside director nominee)

Ms. Sono has a high degree of expertise with respect to corporate accounting based on many years of experience as a Certified Public Accountant and has held positions such as External Comprehensive Auditor, Tokyo, and Member of “Business Accounting Council,” Ministry of Finance. Further, after retiring from the Audit Firm, she served as Commissioner of the Securities and Exchange Surveillance Commission, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although Ms. Sono was, in the past, a Senior Partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company, for the reasons set forth below, the Company has determined that Ms. Sono’s background does not compromise her independence as an Outside Director.

The fact that just under eight years have passed since Ms. Sono retired from E&Y, after which she has had no involvement whatsoever in E&Y’s management and financial policy.

The fact that Ms. Sono, during her tenure at E&Y, was never involved in an accounting audit of the Company and also never belonged to the Financial Division that is responsible for accounting audits of financial institutions.

Further, in addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Inc., Ms. Sono also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange.

* Each of the corporations is currently Ernst & Young ShinNihon LLC

9. Michael Lim Choo San (Sep. 10, 1946)
Outside Director, Independent Director Reappointment Number of years in office: 9 years Attendance at Meetings of the Board of Directors: 11/11 Number of shares held: 0 shares of common stock	Aug. 1972	Joined Price Waterhouse, Singapore
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of the Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sep. 2002	Chairman of the Land Transport Authority of Singapore
	Sep. 2004	Independent Director of Olam International Limited
	Jun. 2011	Outside Director of the Company (Current)
	Nov. 2011	Chairman of the Accounting Standards Council, Singapore
	Apr. 2013	Chairman of the Singapore Accountancy Commission
	Sep. 2016	Non-Executive Chairman of Fullerton Healthcare Corporation Limited (Current)
(Significant concurrent positions)
Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.
(Reasons for designation as an outside director nominee)

Mr. Lim is well-versed in international accounting systems and has held positions, including
Executive Chairman of PricewaterhouseCoopers (Singapore) and public service roles in Singapore, and was also awarded with honors by the Government of Singapore three times between 1998 and
2010, etc., and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his global and extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

10. Laura Simone Unger (Jan. 8, 1961)
Outside Director, Independent Director Reappointment Number of years in office: 2 years Attendance at Meetings of the Board of Directors: 11/11 Number of shares held: (1,000 ADRs (*))	Jan. 1988	Enforcement Attorney of the U.S. Securities and Exchange Commission (“SEC”)
	Oct. 1990	Counsel of the U.S. Senate Committee on Banking, Housing and Urban Affairs
	Nov. 1997	Commissioner of the SEC
	Feb. 2001	Acting Chairperson of the SEC
	Jul. 2002	Regulatory Expert of CNBC
	May 2003	Independent Consultant of JPMorgan Chase & Co.
	Aug. 2004	Independent Director of CA Inc.
	Jan. 2010	Special Advisor of Promontory Financial Group
	Dec. 2010	Independent Director of CIT Group Inc. (Current)
	Nov. 2014 Jun. 2018	Independent Director of Navient Corporation (Current) Outside Director of the Company (Current)
(Significant concurrent positions)
Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc.
(Reasons for designation as an outside director nominee)

Ms. Unger, by serving as a Commissioner and as Acting Chairman of the SEC, etc., is well-
versed in finance-related legal systems, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

* American Depositary Receipts

(Notes)

3.	There are no particular conflicts of interest between the Company and each of the 10 nominees.

4.

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following director nominees: Mr. Hisato Miyashita, Mr. Hiroshi Kimura, Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, Mr. Michael Lim Choo San, and Ms. Laura Simone Unger. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If Mr. Hisato Miyashita, Mr. Hiroshi Kimura, Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, Mr. Michael Lim Choo San, and Ms. Laura Simone Unger are each reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them.

5.

Outside director nominee Mr. Noriaki Shimazaki had concurrently served as an outside director of UKC Holdings Corporation (currently, Restar Holdings Corporation) (“UKC”) until March 2019. UKC, for submitting annual securities reports and quarterly reports containing false statements concerning important matters during the period from June 2015 to February 2017, received an administrative monetary penalty payment order in accordance with the Financial Instruments and Exchange Act from the Financial Services Agency in December 2018.

Mr. Noriaki Shimazaki, although not recognizing this until such facts became clear, on a regular basis had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations as an outside director, and further, after such facts became clear, by engaging in activities such as making recommendations regarding maters such as recurrence prevention measures to the board of directors as the Chairman of the “Committee to Consider the Third-Party Committee’s Report,” the duties as an outside director were performed.

6.

The outside director nominees Mr. Hiroshi Kimura and Mr. Kazuhiko Ishimura both concurrently serve as outside directors of IHI Corporation (“IHI”) (Mr. Hiroshi Kimura is scheduled to resign at the end of June, 2020). IHI, regarding its civil aero engine maintenance business, received an order in accordance with the Aircraft Manufacturing Industry Act in March 2019 to carry out repairs in accordance with the repair methods approved by the Ministry of Economy, Trade and Industry, and received a business improvement order in accordance with the Civil Aeronautics Act from the Ministry of Land, Infrastructure, Transport and Tourism in April 2019.

Both of them, although not recognizing this until such facts became clear, on a regular basis had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations, and further, after such facts became clear, by engaging in activity such as asking for an investigation of the facts and appropriate recurrence prevention measures to be taken at meetings of the board of directors, the duties as outside directors were performed.

7.

The Company and Nomura Securities Co., Ltd., a subsidiary of the Company, received a business improvement order from the Financial Services Agency in May 2019, after Nomura Securities Co., Ltd. was found to have improperly handled information relating to the listing and delisting criteria for the upper market, which was under review by the Tokyo Stock Exchange, Inc. In response to this incident, the Company and Nomura Securities Co., Ltd. have reviewed the organizational structure of the equity business within the Wholesale division, and developed a system to strictly control non-public information that could have a material impact on investment decisions. In December 2019, Nomura Group has established the “Nomura Group Code of Conduct” as guidelines for action to be taken in order to increase awareness of the importance of responding to the role expected from the society as a financial services group. At the same time, Nomura Group has developed an internal management system to promote appropriate actions (Conduct) based on the Code of Conduct.

The outside director nominees Mr. Hiroshi Kimura, Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, Mr. Michael Lim Choo San, and Ms. Laura Simone Unger, had not been aware of this fact until the occurrence of this incident, but on a regular basis they have made remarks from the viewpoint of legal compliance at the Board of Directors meetings of the Company, etc., and further, after the occurrence of this incident, they have made a variety of proposals regarding the establishment of improvement measures, measures for their implementation, and measures to keep them firmly established and functioning effectively.

In addition, the outside director nominee Mr. Noriaki Shimazaki, concurrently serves as director of Nomura Securities Co., Ltd. Although he was not aware of this fact until the occurrence of the incident as described above, he made remarks from the viewpoint of legal compliance at the Board of Directors meetings of Nomura Securities Co., Ltd. and other meetings, and after the occurrence of the incident, as the chairperson of the Audit and Supervisory Committee, he made various proposals regarding the establishment of improvement measures, measures for their implementation, and measures to keep them firmly established and functioning effectively.

Reference

The structure below is planned for the Nomination Committee, the Compensation Committee and the Audit Committee after the conclusion of this Annual General Meeting of Shareholders:

Nomination Committee: Hiroshi Kimura (chairman), Kazuhiko Ishimura, and Koji Nagai

Compensation Committee: Hiroshi Kimura (chairman), Kazuhiko Ishimura, and Koji Nagai

Audit Committee: Noriaki Shimazaki (chairman), Mari Sono, and Hisato Miyashita

End.

(Reference)Board of Directors after this Annual General Meetings of Shareholders

Name	Positions	Committee Participation[1]			Experience
		Nomination	Compensation	Audit	Corporate management	International business	Securities industry	Accounting/ Financial	Legal/ Regulations
Koji Nagai	Non-Executive Director (Chairman of the Board of Directors)				✓	✓	✓

Kentaro Okuda	Representative Executive Officer, President Group CEO				✓	✓	✓

Toshio Morita	Representative Executive Officer				✓		✓

Hisato Miyashita	Non-Executive Director					✓	✓		✓

Hiroshi Kimura	Outside Director				✓	✓

Kazuhiko Ishimura	Outside Director				✓	✓

Noriaki Shimazaki	Outside Director				✓	✓		✓

Mari Sono	Outside Director							✓	✓

Michael Lim Choo San	Outside Director					✓		✓

Laura Simone Unger	Outside Director					✓			✓

1.	:Chairman, :Member

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 116th Fiscal Year

From April 1, 2019 to March 31, 2020

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

focused on

In this fiscal year, as “Asia’s global investment bank” Nomura focused on providing high value-added solutions to clients globally, and, contributing to economic growth and development of society while recognizing its wider social responsibility.

To enhance its corporate value, Nomura emphasized Earnings Per Share (“EPS”) as a management index.

(2)	Structure of Business Operations

Nomura Group’s divisions are comprised of four divisions (Retail Division, Asset Management Division, Wholesale Division and Merchant Banking Division). All divisions work together to manage business operations across the Group. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions , and fully demonstrating Nomura Group’s comprehensive capabilities.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

Although the global economy continued to expand during the fiscal year ended March 31, 2020, the spread of the novel coronavirus from the beginning of 2020 hampered economic activity, including consumption and production. In the U.S., real Gross Domestic Product (“GDP”) growth slowed from 2018, but the economy continued to show solid growth supported by healthy personal consumption and increased government spending. At the same time, companies were cautious on capital expenditure, reflecting uncertainties such as heightened U.S.-China trade friction through the summer. To ameliorate the impact on the economy of U.S.-China trade friction and the novel coronavirus outbreak, the Federal Reserve Board (FRB) intensified monetary policy easing, lowering the policy interest rate and resuming quantitative easing measures, in addition to which the U.S. government embarked on fiscal expansion. In China, exports slowed on the U.S.-China trade friction and the spread of the novel coronavirus in developed economies, and companies reined in capital expenditures. Moreover, smaller businesses and service industries were not yet back to normal operating rates, putting a damper on employment conditions and domestic consumer spending. In response, government authorities encouraged banks to step up lending, giving rise to an outlook for a gradual credit expansion in the country. On the fiscal policy front, the Chinese government put forth enhanced economic stimulus measures, such as temporarily removing the tacit ceiling of 3% on the ratio of the budget deficit to GDP. In Europe, U.S.-China trade friction depressed external demand, and stricter EU emission standards for new vehicles dampened production output, but consumer spending remained firm thanks to solid employment. The spread of the novel coronavirus in March 2020, however, prompted governments in many European countries to institute stay-at-home orders, which greatly restricted consumption and production activities in the region.

While Japan’s economy had been showing growth, albeit modest, through the first half of the fiscal year ended March 31, 2020, a hike to the consumption tax rate implemented in October 2019 caused personal consumption to fall sharply. Exports were weak from the second half of 2018 on the impact of U.S.-China trade friction and this weighed on companies’ capital expenditure, but following the consumption tax hike the drop in capital expenditure came sharply into focus. Since the start of 2020, the novel coronavirus outbreak resulted in a sharp decline in inbound tourists and related demand, and personal consumption fell further as people stayed home. The economic slowdown had an impact on corporate earnings as well, and recurring profits look likely to fall for the first time in eight years for the fiscal year ended March 31, 2020. Furthermore, with concerns regarding the escalating impact on the economy and corporate earnings of the novel coronavirus outbreak, the stock market fell sharply in the second half of the fiscal year ended March 31, 2020, and market volatility was high.

From a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as one of Domestic Systemically Important Banks. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, amid the global economic downturn caused by the spread of COVID-19 and subsequent changes in monetary policies by central banks as well as uncertainty created by Brexit in January 2020, Nomura is contemplating and implementing appropriate measures by paying necessary attention to the changes in global operating environment.

In April 2019, we announced plans to rebuild our business platform. As a result of our ongoing initiatives and our continued focus on providing solutions to our clients in areas where we have a competitive advantage, pretax income rebounded strongly, while our environment is changing drastically.

We posted net revenue of 1,287.8 billion yen for the year ended March 31, 2020, an increase of 15.3% from the previous fiscal year. Non-interest expenses decreased by 10.0% to 1,039.6 billion yen, income before income taxes was 248.3 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 217.0 billion yen. Return on equity was 8.2%. EPS(1) for the year ended March 31, 2020 was 66.20 yen an increase from (29.92) yen for the year ended March 31, 2019. We have decided to pay a dividend of 5 yen per share to shareholders of record as of March 31, 2020. As a result, the total annual dividend will be 20 yen per share.

(Note):

1.	Diluted net income (loss) attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	1,116.8	1,287.8	15.3
Non-interest expenses	1,154.5	1,039.6	(10.0)

Income (loss) before income taxes	(37.7)	248.3	—
Income tax expense	57.0	28.9	(49.3)

Net income (loss)	(94.7)	219.4	—

Less: Net income attributable to noncontrolling interests	5.7	2.4	(58.7)

Net income (loss) attributable to NHI shareholders	(100.4)	217.0	—

Return on shareholders’ equity	(3.7%)	8.2%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	1,124.0	1,309.2	16.5
Non-interest expenses	1,154.5	1,039.6	(10.0)

Income (loss) before income taxes	(30.5)	269.6	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2020 was 1,309.2 billion yen, an increase of 16.5% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2020 decreased by 10.0% from the previous year to 1,039.6 billion yen. Income before income taxes was 269.6 billion yen for the fiscal year ended March 31, 2020.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	339.5	336.4	(0.9)
Non-interest expenses	290.0	286.9	(1.1)

Income before income taxes	49.5	49.4	(0.1)

Net revenue decreased by 0.9% from the previous fiscal year to 336.4 billion yen, and non-interest expenses decreased by 1.1% to 286.9 billion yen. As a result, income before income taxes decreased by 0.1% to 49.4 billion yen.

Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division has been working on consulting business in close cooperation with each customer with the aim of becoming “the most trusted partner”. In the current fiscal year, sales of investment trusts and equities were sluggish due to the decline in customers’ investment mindset against the backdrop of the unstable market environment. However, signs of changes are beginning to appear, as we have made a transition to the sales structure that meets the needs of our clients. In addition to Asset Management, we will enhance our products and services such as; Real Estate, Inheritance, or Succession, which aims to provide various solutions and advices to clients’ entire asset. We are also taking digital approaches in addition to face-to-face approaches, to provide services to a wider range of clients. We will further strengthen our digital approach.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	97.8	92.6	(5.4)
Non-interest expenses	63.7	63.8	0.3

Income before income taxes	34.2	28.8	(15.8)

Net revenue decreased by 5.4% from the previous fiscal year to 92.6 billion yen. Non-interest expenses increased by 0.3% to 63.8 billion yen. As a result, income before income taxes decreased by 15.8% to 28.8 billion yen.

In the investment trust business, the inflow to ETFs, funds that contribute to asset formation and funds for defined contribution pension plans for the 100 years of life is continuing. On the other hand, there was an outflow of funds such as emerging markets funds. In the investment advisory business, although we saw cash inflow mainly from public pension funds, there was an outflow mainly from high yield related products in overseas. As a result, revenue decreased as assets under management decreased from the end of the previous fiscal year as of March 31, 2020, and due to the valuation of American Century Investments, our strategic partner.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended
	March 31, 2019 (A)	March 31, 2020 (B)	(B-A)/(A)
Net revenue	555.4	648.6	16.8
Non-interest expenses	666.8	556.4	(16.6)

Income (loss) before income taxes	(111.4)	92.2	—

The Wholesale Division consists of two businesses, Global Markets which is engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

Net revenue increased by 16.8% from the previous fiscal year to 648.6 billion yen. Non-interest expenses decreased by 16.6% to 556.4 billion yen from previous year when we recognized a loss of 81.0 billion yen from the goodwill impairment attributable to Wholesale. As a result, income before income taxes was 92.2 billion yen. Income before income taxes for the year ended March 31, 2020 includes approximately 35 billion yen mark down mainly on our loan-related positions due to market dislocation in March.

Global Markets

In the year ended March 2020, we focused on core strengths in each region and stabilizing our performance, following strategic repositioning of business undertaken in April 2019. As a result, we delivered steady performance in both Fixed Income and Equities and continued to remain engaged with our clients, despite geopolitical uncertainties leading to challenging market environment for most part of the year.

Investment Banking

In this fiscal year, the global IB business performed stably until the third quarter, but the decline in customer activity and in the market caused by the spread of the new coronavirus infection in the fourth quarter affected business results. On the other hand, the diversification of revenue opportunities that we have worked on mainly overseas has progressed. Europe, Middle East and Africa (“EMEA”) and Asia ex-Japan (“AEJ”) revenues from M&A and DCM (debt-related fundraising business) exceeded the previous fiscal year’s revenue respectively. We provide custom-made solutions by carefully grasping the needs of our clients.

On April 1, 2020, we completed the acquisition of Greentech Capital, LLC, an M&A boutique that is strong in renewable energy technologies and facilities.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2019 (A)	March 31, 2020 (B)	(B-A)/(A)
Net revenue	131.3	231.6	76.4
Non-interest expenses	134.0	132.4	(1.2)

Income (loss) before income taxes	(2.8)	99.2	—

Net revenue increased by 76.4% from the previous fiscal year to 231.6 billion yen including realized gain of 73.3 billion yen from the sale of Nomura Research Institute ordinary shares in July, 2019. Non-interest expenses decreased by 1.2% to 132.4 billion yen. As a result, income before income taxes was 99.2 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd. , and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective in encouraging business activities further in Japan and overseas. In Retail Division, we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	113th Fiscal Year (April 1, 2016 to March 31, 2017)	114th Fiscal Year (April 1, 2017 to March 31, 2018)	115th Fiscal Year (April 1, 2018 to March 31, 2019)	116th Fiscal Year (April 1, 2019 to March 31, 2020)
Total Revenue		1,715.5	1,972.2	1,835.1	1,952.5
Net revenue		1,403.2	1,497.0	1,116.8	1,287.8
Income (loss) before income taxes		322.8	328.2	(37.7)	248.3
Net income (loss) attributable to NHI shareholders		239.6	219.3	(100.4)	217.0
Basic-Net income (loss) attributable to NHI shareholders per share		67.29	63.13	(29.90)	67.76
Diluted-Net income (loss) attributable to NHI shareholders per share		65.65	61.88	(29.92)	66.20
Total assets		42,532.0	40,343.9	40,969.4	43,999.8
Total NHI shareholders’ equity		2,789.9	2,749.3	2,631.1	2,653.5

(Note)

Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

In order to revamp our business model transformation in Japan and further improve profitability of our overseas operations, we were shifted to a business operating model to accelerate division’s leadership as from May 2019.

We will continue to strive to maintain a business foundation that is capable of sustainable growth in any future conditions. Also, we recognize that ESG (Environmental, Social and Governance) initiatives are an important theme for sustainable growth.

Although the environment is undergoing major changes due to the spread of COVID-19, we activated Business Continuity Plans to provide financial services. We will continue to fulfill our responsibility critical to the proper functioning of society.

We will ensure our flexible and prompt response to changes in the global business environment, maintain an appropriate financial standing and make effective use of management resources through improved capital efficiency, etc.

The challenges and strategies in each division are as follows:

[Retail Division]

Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division aims to become a financial institution that is required by many people. We will continue working on improving the skills of our Partners, and enhance wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as; Asset Succession or anxiety about lack of funds after retirement. Furthermore, in order to deliver products and services to clients who have never used Nomura, we will expand our online services and strengthen our remote consulting structure through call centers and other functions.

[Asset Management Division]

In our investment trust business, we will pursue providing clients with a diverse range of investment opportunities to meet investors’ various needs, focusing on asset formation and retirement layers, where asset management needs are expected to increase further in the future. In our investment advisory business, we will aim to increase assets under management and expand our client base worldwide by providing value-added investment services.

Through our continued effort to deliver superior investment performance, as well as meeting various investment needs, we aim to become an asset management company highly regarded by investors from around the world.

[Wholesale Division]

The Wholesale division faces challenges presented by increasingly sophisticated needs of clients and technological advancement, coupled with challenged from uncertain market environment and potential economic downturn recently on the back of COVID-19. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across regions and divisions as well as ensure tight risk control. We will continue efforts to diversify business portfolio and deploy financial resources to selective, high growth opportunities.

Global Markets aims to provide uninterrupted liquidity to our clients while positioning portfolio to weather a possible economic downturn, keeping tight risk control and discipline. Additionally, opportunistically pursue growth opportunities in areas like asset-side structured business / structured finance as well as client coverage and continue to make progress in digitization of Flow business and improved efficiency, differentiation.

In Investment Banking, we will continue to support our clients’ cross-border M&A ambitions, facilitate their fundraising activities both in Japan and other geographies, as well as provide the full product suite of our Solutions Business as our clients continue to pursue the globalization of their business activities.

[Merchant Banking Division]

The Marchant Banking Division will primarily provide equity as a new solution for business reorganizations and revitalizations, business succession as well as management buyouts to cater to the increasingly diversified and sophisticated needs of our clients. The Marchant Banking Division will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

[Risk Management and Compliance, etc.]

At the Nomura Group, the types and levels of risks for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In March 2019, there was an incident that information related to the listing and delisting criteria for the upper market under review by the Tokyo Stock Exchange was handled improperly from the viewpoint of ensuring fair and sound markets in the course of communicating information at Nomura Securities Co., Ltd. In May the same year, Japan’s Financial Services Agency issued a business improvement order against Nomura Holdings and Nomura Securities for their management control framework relating to information management. We have taken this matter very seriously, and are reviewing our organizational structures and developing rules. In addition, in order to ensure not only compliance with laws and regulations, but also that all executive management and employees are able to act in accordance with social norms, Nomura Group has established the “Nomura Group Code of Conduct” as guidelines for action to be taken, and is developing an effective internal management system to promote appropriate actions (Conduct) based on the Code of Conduct.

In addition, Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust In this initiative, we strive to maintain a sound corporate culture through discussions on appropriate conduct, and will make further efforts to enable all of our executive officers and employee to act with high ethical standards as professionals engaged in capital markets.

As described above, we are working to achieve our management targets and devote our efforts to the stability and further develop financial and capital markets. Also, we aim to be a financial services group that society needs and our clients trust.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into four divisions of Retail, Asset Management, Wholesale and Merchant Banking.

In order to respond to our clients’ increasingly diversified needs, we will further increase our lineup of services available to clients by focusing efforts on private side products and services such as private equities and privately placed bonds, in addition to products in public markets such as listed stocks and corporate bonds that we have been providing so far.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 128 locations in total): Tokyo (Head office and local branches — 24 locations in total), Kanto area excluding Tokyo (29 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (15 branches), Kinki area (18 branches), Chugoku area (9 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	26,629	1,239 Decrease

(Notes)

1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	35,000	100%	Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Asia Pacific Holdings Co., Ltd.	Tokyo, Japan	¥	10	100%	Holding Company
Nomura Holding America Inc.	New York, U.S.	US$	6,157.25	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,783.49	100%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,329.70	100%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	11,391.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	11,241.23	100%*	Securities
Nomura International (Hong Kong) Limited	Hong Kong	¥	182,311	100%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1.

“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2.

The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2020 was 1,342. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 13 as of March 31, 2020.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
MUFG Bank, Ltd	Long-term borrowing	368,002
Mizuho Bank, Ltd.	Long-term borrowing	367,505
Sumitomo Mitsui Banking Corporation	Long-term borrowing	359,898
Resona Bank, Ltd.	Long-term borrowing	49,479
Sumitomo Mitsui Trust Bank, Limited.	Long-term borrowing	180,379
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing	44,326
The Shizuoka Bank, Ltd.	Long-term borrowing	35,246
The Norinchukin Bank	Long-term borrowing	48,697
Meiji Yasuda Life Insurance Company	Long-term borrowing	31,643

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 15 yen per share to shareholders of record as of September 30, 2019 and have decided to pay a dividend of 5 yen per share to shareholders of record as of March 31, 2020. As a result, the total annual dividend will be 20 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2020:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 29, 2019	September 30, 2019	48,483	15.00
May 8, 2020	March 31, 2020	15,195	5.00

10.	Other Important Matters Related to the Current Situation of the Corporate Group

We tendered to the self-tender offer made by Nomura Research Institute, Ltd. (“NRI”). Upon the settlement on August 21, 2019, we sold 101,889,300 ordinary shares we held at ¥159,966 million to NRI. NRI remains an equity method affiliate of NHI.

II. Stocks

1.	Total Number of Authorized Shares:	6,000,000,000	shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,493,562,601	shares

3.	Number of Shareholders:	349,668

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	228,152	7.50
Japan Trustee Services Bank, Ltd. (Trust Account)	163,096	5.36
Japan Trustee Services Bank, Ltd. (Trust Account 5)	70,680	2.32
JP Morgan Chase Bank 385151	53,546	1.76
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	51,872	1.70
Japan Trustee Services Bank, Ltd. (Trust Account 7)	50,758	1.67
State Street Bank West Client-Treaty 505234	49,110	1.61
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds	39,176	1.28
Japan Trustee Services Bank, Ltd. (Trust Account 1)	36,260	1.19
SSBTC Client Omnibus Account	34,172	1.12

(Note)

1.	The Company has 454,625 thousand shares of treasury stock as of March 31, 2020 which is not included in the major shareholders list above.

2.	Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	299,381,781	shares
Total Repurchase Amount (in thousands of yen)	150,009,244

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock	299,362,300	shares
Total Repurchase Amount (in thousands of yen)	149,999,997

Reason for Repurchase

The Company plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)	Shares Disposed

Common Stock	27,168,475	shares
Aggregate Amount of Disposition (in thousands of yen)	15,373,218

(3)	Number of Shares Held in Treasury as of the end of fiscal year

Common Stock	454,625,108	shares

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.46	June 5, 2012	1,153	115,300	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.47	June 5, 2012	3,720	372,000	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	5,268	526,800	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	398	39,800	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	397	39,700	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.53	June 5, 2013	937	93,700	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.54	June 5, 2013	4,563	456,300	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.55	November 19, 2013	26,782	2,678,200	From November 19, 2015 to November 18, 2020	821
Stock Acquisition Rights No.56	June 5, 2014	1,892	189,200	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.57	June 5, 2014	6,524	652,400	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.58	June 5, 2014	10,145	1,014,500	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.60	June 5, 2014	3,754	375,400	From March 31, 2016 to March 30, 2021	1
Stock Acquisition Rights No.61	June 5, 2014	13,746	1,374,600	From March 31, 2017 to March 30, 2022	1
Stock Acquisition Rights No.62	November 18, 2014	26,737	2,673,700	From November 18, 2016 to November 17, 2021	738
Stock Acquisition Rights No.63	June 5, 2015	5,461	546,100	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.64	June 5, 2015	9,282	928,200	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.65	June 5, 2015	14,975	1,497,500	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.68	November 18, 2015	25,688	2,568,800	From November 18, 2017 to November 17, 2022	802
Stock Acquisition Rights No.69	June 7, 2016	10,341	1,034,100	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.70	June 7, 2016	15,522	1,552,200	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.71	June 7, 2016	20,283	2,028,300	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.72	June 7, 2016	2,592	259,200	From October 30, 2016 to October 29, 2021	1
Stock Acquisition Rights No.73	June 7, 2016	1,054	105,400	From April 30, 2017 to April 29, 2022	1
Stock Acquisition Rights No.74	November 11, 2016	25,354	2,535,400	From November 11, 2018 to November 10, 2023	593
Stock Acquisition Rights No.75	June 9, 2017	11,886	1,188,600	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.76	June 9, 2017	14,569	1,456,900	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.77	June 9, 2017	42,580	4,258,000	From April 20, 2020 to April 19, 2025	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.78	June 9, 2017	8,118	811,800	From April 20, 2021 to April 19, 2026	1
Stock Acquisition Rights No.79	June 9, 2017	8,099	809,900	From April 20, 2022 to April 19, 2027	1
Stock Acquisition Rights No.80	June 9, 2017	1,362	136,200	From April 20, 2023 to April 19, 2028	1
Stock Acquisition Rights No.81	June 9, 2017	1,362	136,200	From April 20, 2024 to April 19, 2029	1
Stock Acquisition Rights No.82	June 9, 2017	2,767	276,700	From October 30, 2017 to October 29, 2022	1
Stock Acquisition Rights No.83	June 9, 2017	639	63,900	From April 30, 2018 to April 29, 2023	1
Stock Acquisition Rights No.84	November 17, 2017	24,889	2,488,900	From November 17, 2019 to November 16, 2024	684
Stock Acquisition Rights No.85	November 20, 2018	25,079	2,507,900	From November 20, 2020 to November 19, 2025	573

(Notes)

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3.

No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.

5.	Stock Acquisition Rights No.1 to No.45, No.51, No.52, No.59, No.66 and No.67 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)
	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.47	17	1
Stock Acquisition Rights No.48	76	2
Stock Acquisition Rights No.54	49	1
Stock Acquisition Rights No.58	264	2
Stock Acquisition Rights No.60	95	2
Stock Acquisition Rights No.61	414	3
Stock Acquisition Rights No.63	69	1
Stock Acquisition Rights No.64	206	2
Stock Acquisition Rights No.65	574	3
Stock Acquisition Rights No.69	451	3
Stock Acquisition Rights No.70	938	5
Stock Acquisition Rights No.71	1,130	6
Stock Acquisition Rights No.75	889	5
Stock Acquisition Rights No.76	887	5
Stock Acquisition Rights No.77	1,099	7

(Notes)

1.	Number of stock acquisition rights is as of the end of the fiscal year.

2.	No stock acquisition rights have been issued to Outside Directors.

3.	Other Significant Matters

On May 8, 2020, the Company announced to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs to be granted is currently estimated as follows. The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board scheduled for late May 2020, and will be announced immediately thereafter.

Number of Granted RSUs	Number of Shares of Common Stock under the RSUs
75,000,000	75,000,000

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors (as of March 31, 2020)

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	Director of Nomura Securities Co., Ltd. (*1) (*2) Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

Koji Nagai	Director Representative Executive Officer and President Group CEO	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1)

Shoichi Nagamatsu	Director Representative Executive Officer and Deputy President	Not Applicable

Hiroshi Kimura	Outside Director Chairman of the Nomination Committee Chairman of the Compensation Committee	Honorary Company Fellow of Japan Tobacco Inc. Outside Director of IHI Corporation (*2)

Kazuhiko Ishimura	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Director of AGC Inc. Outside Director of TDK Corporation Outside Director of IHI Corporation

Noriaki Shimazaki	Outside Director Chairman of the Audit Committee	Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*1)

Mari Sono	Outside Director Member of the Audit Committee	Not Applicable

Hisato Miyashita	Director Member of the Audit Committee (full time)	Statutory Auditor of Nomura Financial Products & Services, Inc. (*1)

Michael Lim Choo San	Outside Director	Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd. (*1)

Laura Simone Unger	Outside Director	Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc. (*1)

(Notes)

1.

Directors Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San, and Laura Simone Unger are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

2.

Director Noriaki Shimazaki, Chairman of the Audit Committee, is a financial expert under the Sarbanes-Oxley Act of 2002 and Director Mari Sono, a member of the Audit Committee, is a certified public accountant. Each of them has considerable finance and accounting knowledge.

3.

The Company has selected director Hisato Miyashita, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

4.	Companies marked with “*1” are wholly-owned subsidiaries (including indirect ownership) of the Company.

5.

Concurrent positions marked with “*2” are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

6.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*1”).

7.

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with directors Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Hisato Miyashita, Michael Lim Choo San, and Laura Simone Unger. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Hiroshi Kimura

Attended all 11 meetings of the Board of Directors, all 9 meetings of the Nomination Committee, and all 8 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Kazuhiko Ishimura

Attended all 11 meetings of the Board of Directors, all 9 meetings of the Nomination Committee, and all 8 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Noriaki Shimazaki

Attended all 11 meetings of the Board of Directors and all 16 meetings of the Audit Committee held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years and an expert well-versed in international accounting systems.

Mari Sono

Attended all 11 meetings of the Board of Directors and all 16 meetings of the Audit Committee held during the fiscal year, and appropriately made statements based on her extensive experience and comprehensive knowledge gained from being an expert well-versed in corporate accounting.

Michael Lim Choo San

Attended all 11 meetings of the Board of Directors held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well versed in international accounting systems.

Laura Simone Unger

Attended all 11 meetings of the Board of Directors held during the fiscal year, and appropriately made statements based on her extensive experience and comprehensive knowledge gained from being an expert well-versed in finance-related legal systems.

(Notes)

Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, where there are discussions concerning matters such as the business and corporate governance of the Company.

3.	Status of the Executive Officers (as of March 31, 2020)

Name	Positions and Responsibilities	Significant Concurrent Positions

Koji Nagai	Director Representative Executive Officer and President Group CEO	See “1. Status of the Directors”

Shoichi Nagamatsu	Director Representative Executive Officer and Deputy President	See “1. Status of the Directors”

Kentaro Okuda	Executive Managing Director and Deputy President Group Co-COO	Not Applicable

Toshio Morita	Executive Managing Director Group Co-COO	Representative Director and President of Nomura Securities Co., Ltd.

Junko Nakagawa	Executive Managing Director Head of Asset Management	Representative Director, President and CEO of Nomura Asset Management Co., Ltd.

Yuji Nakata	Executive Managing Director Chief Risk Officer	Representative Director and Deputy President of Nomura Securities Co., Ltd. Direcotr of Nomura Financial Products & Services, Inc.

Tomoyuki Teraguchi	Executive Managing Director Chief Compliance Officer	Representative Director and Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Financial Products & Services, Inc.

Takumi Kitamura	Executive Managing Director Chief Financial Officer (CFO)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

(Notes)

1.	As of March 31, 2020, Koji Nagai, Shoichi Nagamatsu and Yuji Nakata resigned from the office of Executive Managing Director of the Company.

2.	As of April 1, 2020, Sotaro Kato assumed the office of Executive Managing Director of the Company.

(Reference) Executive Officers as of April 1, 2020 are as follows:

Kentaro Okuda	Representative Executive Officer and President, Group CEO

Toshio Morita	Representative Executive Officer

Junko Nakagawa	Executive Managing Director, Head of Asset Management

Tomoyuki Teraguchi	Executive Managing Director, Chief of Staff and Chief Compliance Officer (CCO)

Takumi Kitamura	Executive Managing Director, Chief Financial Officer (CFO)

Sotaro Kato	Executive Managing Director, Chief Risk Officer (CRO) (based in New York)

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2,3)	Bonus	Deferred Compensation (4)	Total
Directors	8	253	100	15	368
(Outside Directors)	(6)	(129)	(—)	(—)	(129)
Executive Officers	8	560	538	203	1,301
Total	16	813	638	218	1,669

(Notes)

1.	Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

2.	Basic compensation of ¥813 million includes other compensation (commuter pass allowance) of ¥750 thousand.

3.	In addition to basic compensation of Executive Officers, ¥27 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

4.

Deferred compensation (such as stock options) granted during and prior to the fiscal year ended March 31, 2020 is recognized as expense in the financial statements for the fiscal year ended March 31, 2020.

5.	Subsidiaries of the Company paid ¥61 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2020.

6.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

”Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Accounting Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	886 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,409 million yen

(Notes)

1.

The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.

In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements, etc.

3.

Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Accounting Auditor.

4.

The Audit Committee has received necessary documents and reports from the Chief Financial Officer (“CFO”), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3.	Dismissal or Non-Reappointment Policy

(1)

If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2)

In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

VI.

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities is set forth below. In addition, the summary of the implementation status of the structure during this fiscal year is described in the broken line frame for each item.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Nomura Group Code of Conduct, guidelines that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

<I.	Matters Concerning the Audit Committee >

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

[Summary of Implementation Status of the Structure indicated above]

The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status of the Structure indicated above]

As a general rule, meetings of the Audit Committee of the Company and the Audit and Supervisory Committee of Nomura Securities are held jointly. Further, efforts are being made to coordinate closely by having persons such as full-time Audit Committee Members of the Company and Audit Mission Directors of Nomura Securities concurrently serve as Company Auditors and Audit and Supervisory Committee Members of subsidiaries in Japan. Additionally, at the Nomura Group, Audit Committees have been set up in the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) and Audit Committee Members of the Company and the heads of such committees share information regarding the issues and awareness of problems for each region from the audit work perspective.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status of the Structure indicated above]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, Audit Committee Members share the awareness of audit problems and exchange of opinions with Ernst & Young ShinNihon LLC by, for example, holding regular meetings with Ernst & Young ShinNihon LLC and seeking the opinions as necessary.

Furthermore, Audit Committee Members, in addition to carrying out site visits of sites such as departments of the Company and departments and retail branches of Nomura Securities and site visits of subsidiaries other than Nomura Securities in person, have received reports from Nomura Securities’ Audit and Supervisory Committee Members and Audit Mission Directors who carried out site visits of subsidiaries.

Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as necessary.

4.	Coordination with the Internal Audit Division

(1)

The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)

The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

[Summary of Implementation Status of the Structure indicated above]

The Internal Controls Committee attended by Audit Committee Members deliberates and determines basic matters regarding the establishment and evaluation of internal controls for the Nomura Group’s business management structure as well as matters regarding the improvement of corporate behavior.

In addition, the Audit Committee is coordinating with the Internal Audit Division by, for example, receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or through Audit Committee Members, regarding matters such as the maintenance/operational status of the internal control structure and the implementation status of internal audits.

Furthermore, Chairman of Audit Committee and full-time Audit Committee Member hold regular meetings with the Accounting Auditor and Senior Managing Director in charge of internal audits to share awareness of audit problems and exchange opinions, thereby enhancing Nomura Group’s audit activities.

<II.	Matters Concerning the Executive Officers >

1.	Compliance Structure

(1)	Thorough Compliance with the Nomura Group Code of Conduct

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Conduct. At the same time, Executive Officers shall ensure that the permeation of the Nomura Group Code of Conduct is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Maintenance of Structures concerning Financial Crimes, etc.

The Nomura Group shall implement money laundering and terrorist financing countermeasures, prevent bribery, and shall not carry out any transaction with anti-social forces or groups and transactions with those subject to economic sanctions which are prohibited by laws, etc. in other nations Executive Officers shall maintain structures that are necessary for this purpose.

[Summary of Implementation Status of the Structure indicated above]

In order to ensure that all executive management and employees should act in accordance with social norms, Nomura Group has established and announced the “Nomura Group Code of Conduct” in December 2019 which exemplifies the contents of the “Nomura Group Corporate Philosophy” as guidelines for actions to be taken. Every year, the executive management and employees of the Nomura Group pledge to observe the “Nomura Group Code of Conduct”. In this term there was an incident that information related to the listing and delisting criteria for the upper market under review by the Tokyo Stock Exchange was handled improperly from the viewpoint of ensuring market integrity, therefore Japan’s Financial Services Agency issued a business improvement order against Nomura Holdings and Nomura Securities for their management control framework relating to information management. Having reflected on this incident Nomura Group has developed an internal management system to promote appropriate actions (Conduct) and started to implement various measures to address Conduct from April 2020. The Nomura Group also established the “Nomura Founding Principles and Corporate Ethics Day” and every year on this day, all executive management and employees determine not to repeat any misconduct through discussing our Nomura Founding Principles and Corporate Ethics. In this term, all of our executive management and employees held discussions on the appropriate actions (conduct) we must follow, and reconfirmed that we would aim to prevent misconducts from occurring again and further improve public trust.

Based on the “Regulations of the Organization” and the “Nomura Group Compliance Policy,” we have appointed a Chief Compliance Officer to be in charge of establishing and maintaining the effectiveness of Nomura Group’s compliance system and also appointed Compliance Officers at each group company and in each overseas region. The Chief Compliance Officer, through giving instructions to Group Compliance Dept., works with the Compliance Officers at each group company and overseas region to strengthen the internal control system for global business development and to establish and maintain the compliance system at each group company.

In the event that an employee becomes aware of questionable conduct or illegal activities, we have familiarized employees with the Nomura Group Compliance Hotline, a whistle-blowing system which enables employees to disclose their concerns directly to the internal or external designated persons. In the Nomura Group Compliance Hotline, there are multiple ways to disclose information, including anonymous disclosure, and the disclosure will be treated as strictly confidential

In order to ensure anonymity, it is possible to disclose through an external vendor system. In addition, since it was confirmed that the Nomura Group Compliance Hotline complied with the standards set by the Consumer Affairs Agency, the Nomura Group Compliance Hotline has been registered under Japan’s Consumer Affairs Agency’s “Whistleblowing Compliance Management System (“WCMS”) since November 2019.

In order to eliminate transactions with antisocial forces, Nomura Group has set forth the prohibition of transactions with antisocial forces and organizations in the “Nomura Group Code of Conduct” and its basic policy is to completely block any relationship with antisocial forces. The Code of Conduct also has a basic policy of preventing money laundering and terrorist financing with a high-level management system to prevent the inflow of criminal proceeds into the financial and capital markets as well as the provision of funds to terrorists.

In addition, we have established the “Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy” which sets forth common rules to be followed by each region and group company, including a customer management program, and we are working to strengthen the internal control system throughout the Group, by keeping a close eye on international regulatory trends.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)

Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)

Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

[Summary of Implementation Status of the Structure indicated above]

At the Nomura Group, the type and level of risk for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite and the risks attendant to the carrying on of the Nomura Group’s business are thereby ascertained and managed.

To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing the financial health and appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and based on the leadership of the Chief Risk Officer (“CRO”) who presides over all aspects of risk management, the various risks relating to business execution are identified, evaluated, monitored, and managed.

As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Integrated Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.

In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. In accordance with such regulations, each company of the Nomura Group has appointed Crisis Management Officers and discusses crisis management measures based on the fundamental policies of crisis management adopted by each company. Also, by establishing the Group Crisis Management Committee, the Company has established a global crisis management structure, which includes business continuity measures in case of an emergency. The content of resolutions adopted by the Committee is reported to the Executive Management Board.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an Audit Committee member or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board. The Executive Management Board will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status of the Structure indicated above]

Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group’s financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.

The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company’s designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.

Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline and the Nomura Group Code of Conduct, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)

The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status of the Structure indicated above]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status of the Structure indicated above]

All minutes of important meetings, conference minutes, internal approval requests, contracts, documents related to finances, and other material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group’s non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement. The Committee, whose chairperson is the Senior Managing Director responsible for Group Corporate Communications, in addition to disseminating the content of the Nomura Group’s Statement of Global Corporate Policy to officers and employees, maintains the structure to carry out the fair, timely, and appropriate disclosure of information by taking measures such as establishing/implementing guidelines concerning the disclosure of information.

6.	Internal Audit System

(1)

Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)

The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

[Summary of Implementation Status of the Structure indicated above]

To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and carry out activities such as the provision of advice and recommendations for business improvement. The annual plan regarding internal audit, as well as the implementation status and results are deliberated in or reported to the Internal Controls Committee in which Audit Committee Members participate, and the content of the Internal Controls Committee meetings are reported to the Board of Directors.

<III.	The Nomura Group’s Internal Controls System >

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status of the Structure indicated above]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company’s actual conditions. In addition, the Company, including for important subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

(Note)	For stated monetary amounts and numbers of shares in this Business Report, fractions of the unit of display have been rounded to the nearest unit.

(Reference)

The Company adopted resolutions to amend the structures at Meetings of the Board of Directors held on March 30, 2020. The content of the Board of Directors resolutions concerning the post-amendment Structure for Ensuring Appropriate Business Activities is described in “the Corporate Governance Report” (https://www.nomuraholdings.com/company/cg/data/cg_report.pdf).

Consolidated Balance Sheet (As of March 31, 2020)

		(Millions of yen)
ASSETS
Cash and cash deposits:		3,874,948
Cash and cash equivalents		3,191,889
Time deposits		309,373
Deposits with stock exchanges and other segregated cash		373,686
Loans and receivables:		5,116,913
Loans receivable		2,857,405
Receivables from customers		541,284
Receivables from other than customers		1,731,236
Allowance for doubtful accounts		(13,012)
Collateralized agreements:		15,907,112
Securities purchased under agreements to resell		12,377,315
Securities borrowed		3,529,797
Trading assets and private equity and debt investments:		16,898,100
Trading assets		16,853,822
Private equity and debt investments		44,278
Other assets:		2,202,742
Office buildings, land, equipment and facilities		440,512
(net of accumulated depreciation and amortization of 397,114 million yen)
Non-trading debt securities		455,392
Investments in equity securities		112,175
Investments in and advances to affiliated companies		367,641
Other		827,022

Total assets		43,999,815

LIABILITIES
Short-term borrowings		1,486,733
Payables and deposits:		4,397,082
Payables to customers		1,467,434
Payables to other than customers		1,653,495
Deposits received at banks		1,276,153
Collateralized financing:		18,028,339
Securities sold under agreements to repurchase		16,349,182
Securities loaned		961,446
Other secured borrowings		717,711
Trading liabilities		8,546,284
Other liabilities		1,034,448
Long-term borrowings		7,775,665

Total liabilities		41,268,551

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,493,562,601 shares
Outstanding	– 3,038,587,493 shares
Additional paid-in capital		683,232
Retained earnings		1,645,451
Accumulated other comprehensive income		(26,105)
Common stock held in treasury, at cost – 454,975,108 shares		(243,604)
Total Nomura Holdings, Inc. shareholders’ equity		2,653,467
Noncontrolling interests		77,797

Total equity		2,731,264

Total liabilities and equity		43,999,815

Consolidated Statement of Income (April 1, 2019 – March 31, 2020)

(Millions of yen)
Commissions	308,805
Fees from investment banking	103,222
Asset management and portfolio service fees	238,202
Net gain on trading	356,609
Gain (loss) on private equity and debt investments	(93)
Interest and dividends	794,472
Gain (loss) on investments in equity securities	(14,726)
Other	165,991

Total revenue	1,952,482

Interest expense	664,653

Net revenue	1,287,829

Compensation and benefits	479,420
Commissions and floor brokerage	106,123
Information processing and communications	170,317
Occupancy and related depreciation	72,986
Business development expenses	31,885
Other	178,837

Non-interest expenses	1,039,568

Income before income taxes	248,261
Income tax expense	28,894

Net income	219,367
Less: Net income attributable to noncontrolling interests	2,369

Net income attributable to Nomura Holdings, Inc. shareholders	216,998

Consolidated Statement of Changes in Equity (April 1, 2019 – March 31, 2020)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	687,761
Stock-based compensation awards	(4,326)
Changes in ownership interests in subsidiaries	(203)

Balance at end of year	683,232

Retained earnings
Balance at beginning of year	1,486,825
Cumulative effect of change in accounting principle(1)	5,592
Net income attributable to Nomura Holdings, Inc.’s shareholders	216,998
Cash dividends	(63,670)
Gain (loss) on sales of treasury stock	(294)

Balance at end of year	1,645,451

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	17,833
Net change during the year	(44,107)

Balance at end of year	(26,274)
Defined benefit pension plans
Balance at beginning of year	(71,107)
Pension liability adjustments	8,536

Balance at end of year	(62,571)
Own credit adjustments
Balance at beginning of year	24,224
Own credit adjustments	38,516

Balance at end of year	62,740

Balance at end of year	(26,105)

Common stock held in treasury
Balance at beginning of year	(108,968)
Repurchases of common stock	(150,009)
Sale of common stock	0
Common stock issued to employees	15,373

Balance at end of year	(243,604)

Total NHI shareholders’ equity
Balance at end of year	2,653,467

Noncontrolling Interests
Balance at beginning of year	49,732
Cash dividends	(1,483)
Net income attributable to noncontrolling interests	2,369
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(302)
Purchase/sale (disposition) of subsidiary shares, etc., net	18,264
Other net change in noncontrolling interests	9,217

Balance at end of year	77,797

Total equity balance at end of year	2,731,264

(1)	Represents the adjustment to initially apply Accounting Standards Update 2016-02, “Leases.”

[Translation]

Independent Auditor’s Report

May 21, 2020

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura Designated Engagement Partner Certified Public Accountant

Hisashi Yuhara Designated Engagement Partner Certified Public Accountant

Toru Nakagiri Designated Engagement Partner Certified Public Accountant

Kenjiro Tsumura Designated Engagement Partner Certified Public Accountant

Opinion

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity, and notes to the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2019 to March 31, 2020.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group, which consisted of the Company and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2020, in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, matters related to going concern.

Audit Committee are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Company, prepared in Japanese, for the year ended March 31, 2020. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 116th fiscal year (from April 1, 2019 to March 31, 2020). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding to the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and we received reports from Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., and when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

May 21, 2020	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki and Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2020)

(Millions of yen)
ASSETS
Current Assets:	4,021,494
Cash and time deposits	250,710
Money held in trust	42
Short-term loans receivable	3,683,399
Accounts receivable	35,963
Others	51,380
Fixed Assets:	3,514,463
Tangible fixed assets:	21,309
Buildings	8,375
Furniture & fixtures	11,322
Land	210
Construction in progress	1,402
Intangible assets:	75,730
Software	75,730
Others	0
Investments and others:	3,417,424
Investment securities	102,441
Investments in subsidiaries and affiliates (at cost)	2,472,519
Other securities of subsidiaries and affiliates	38,584
Long-term loans receivable from subsidiaries and affiliates	721,690
Long-term guarantee deposits	27,270
Deferred tax assets	7,014
Others	47,928
Allowance for doubtful accounts	(23)

Total assets	7,535,957

LIABILITIES
Current Liabilities:	2,264,886
Short-term borrowings	1,940,326
Bond due within one year	150,700
Collaterals received	70,628
Accrued income taxes	532
Accrued bonuses	29,139
Others	73,562
Long-term Liabilities:	2,672,511
Bonds payable	885,545
Long-term borrowings	1,785,286
Others	1,679

Total liabilities	4,937,396

NET ASSETS
Shareholders’ equity:	2,533,587
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,622,825
Retained earnings reserve	81,858
Other retained earnings	1,540,967
Retained earnings carried forward	1,540,967
Treasury stock	(243,407)
Valuation and translation adjustments:	50,306
Net unrealized gain on investments	33,920
Deferred gains or loss on hedges	16,386
Stock acquisition rights	14,668

Total net assets	2,598,561

Total liabilities and net assets	7,535,957

Statement of Income (April 1, 2019 – March 31, 2020)

(Millions of yen)
Operating revenue	348,003
Property and equipment fee revenue	101,951
Rent revenue	32,033
Royalty on trademark	35,574
Dividend from subsidiaries and affiliates	114,747
Interest income from loans to subsidiaries and affiliates	50,894
Others	12,803

Operating expenses	236,496
Compensation and benefits	25,809
Occupancy and equipment costs	39,697
Data processing and office supplies	59,617
Depreciation and amortization	36,519
Taxes	2,684
Others	5,979
Interest expenses	66,191

Operating income	111,507

Non-operating income	13,001
Non-operating expenses	4,850

Ordinary income	119,658

Extraordinary income	173,592
Gain on liquidation of subsidiaries and affiliates	1,932
Gain on sales of subsidiaries and affiliates	151,462
Gain on sales of investment securities	6,806
Gain on sales of fixed assets	9,480
Gain on reversal of subscription rights to shares	220
Reversal of provision for loss on business of subsidiaries and associates	3,693
Extraordinary losses	6,333
Loss on sales of investment securities	205
Loss on devaluation of investment securities	3,339
Loss on sales of stocks of subsidiaries and affiliates	727
Loss on devaluation of stocks of subsidiaries and affiliates	1,170
Loss on sales and retirement of fixed assets	892

Income before income taxes	286,917

Income taxes - current	2,738

Income taxes - deferred	2,968

Net income	281,212

Statement of Changes in Net Assets (April 1, 2019 – March 31, 2020)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve
Balance at beginning of the year	559,676

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Retained earnings carried forward
Balance at beginning of the year	1,318,632
Change in the year
Cash dividends	(58,416)
Net Income	281,212
Disposal of treasury stock	(461)
Total change in the year	222,335
Balance at end of the year	1,540,967
Total retained earnings
Balance at beginning of the year	1,400,490
Change in the year
Cash dividends	(58,416)
Net Income	281,212
Disposal of treasury stock	(461)
Total change in the year	222,335

Balance at end of the year	1,622,825

Treasury stock
Balance at beginning of the year	(108,771)
Change in the year
Purchases of treasury stock	(150,009)
Disposal of treasury stock	15,373
Total change in the year	(134,636)

Balance at end of the year	(243,407)

(Millions of yen)
Total shareholders’ equity
Balance at beginning of the year	2,445,888
Change in the year
Cash dividends	(58,416)
Net Income	281,212
Purchases of treasury stock	(150,009)
Disposal of treasury stock	14,913
Total change in the year	87,699

Balance at end of the year	2,533,587

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	44,929
Change in the year
Other-net	(11,010)
Total change in the year	(11,010)
Balance at end of the year	33,920
Deferred gains or loss on hedges
Balance at beginning of the year	3,107
Change in the year
Other-net	13,279
Total change in the year	13,279
Balance at end of the year	16,386
Total valuation and translation adjustments
Balance at beginning of the year	48,036
Change in the year
Other-net	2,270
Total change in the year	2,270

Balance at end of the year	50,306

Stock acquisition rights
Balance at beginning of the year	22,997
Change in the year
Other-net	(8,328)
Total change in the year	(8,328)

Balance at end of the year	14,668

Total net assets
Balance at beginning of the year	2,516,921
Change in the year
Cash dividends	(58,416)
Net Income	281,212
Purchases of treasury stock	(150,009)
Disposal of treasury stock	14,913
Other-net	(6,059)
Total change in the year	81,640

Balance at end of the year	2,598,561

[Translation]

Independent Auditor’s Report

May 21, 2020

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC
Tokyo office, Japan

Hiroki Matsumura Designated Engagement Partner Certified Public Accountant

Hisashi Yuhara Designated Engagement Partner Certified Public Accountant

Toru Nakagiri Designated Engagement Partner Certified Public Accountant

Kenjiro Tsumura Designated Engagement Partner Certified Public Accountant

Opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 116th fiscal year from April 1, 2019 to March 31, 2020.

In our opinion, the accompanying financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the fiscal year ended March 31, 2020, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

Audit Committee are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2020. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 116th fiscal year (from April 1, 2019 to March 31, 2020). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company’s departments in charge of internal control, etc. the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on such resolution, we received reports from the Directors, Executive Officers, Senior Managing Directors and significant employees, etc. periodically, and asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from the Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries’ Directors, Senior Managing Directors, members of the Audit Committee and statutory auditors, etc. and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and received reports from the Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Accounting Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and its supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and its supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.

In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material facts that violate applicable laws and regulations or the Articles of Incorporation.

3.

We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the content of the business report and on the execution of the duties by the Directors and the Executive Officers regarding the status of the establishment and the maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of the audit of Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

May 21, 2020	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki and Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

Matters available on the website in relation to the Notice of Convocation of the 116th Annual General Meeting of Shareholders

(1)	Notes to the Consolidated Financial Statements

(2)	Notes to the Financial Statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at https://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

Nomura Holdings, Inc. (“the Company”)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity and debt investments, or Other. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 39.2%, and reports the investments and associated unrealized gains and losses within Other assets—Other and Revenue—Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation. Equity and debt investments held by Nomura’s investment company subsidiaries are reported within Private equity and debt investments.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity and debt investments

Private equity and debt investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income.

1

(4)	Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

2

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation—Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt instruments and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value or net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others. Additionally, certain trading liabilities are held to manage the price risk of investments in equity securities held for operating purposes.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

3

11.	Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2020:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
Accounting Standards Update (“ASU”) 2016-02, “Leases” (1)

•  Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•  Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•  Lessor accounting is largely unchanged from current guidance.

•  Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•  Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

Modified retrospective adoption from April 1, 2019. (2)

¥169,277 million increase in Other Asset—Office buildings, land, equipment, and facilities, and

¥163,685 million increase in Other liabilities as a result of recognizing operating leases on the consolidated balance sheet as of April 1, 2019.

¥5,592 million increase in Retained earnings as of April 1, 2019 mainly due to changes in certain lease classifications.

(1)

As subsequently amended by ASU 2018-01 “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10 “Codification Improvements to Topic 842, Leases”, ASU 2018-11 “Leases (Topic 842): Targeted Improvements”, ASU 2018-20 “Leases (Topic 842): NarrowScope Improvements for Lessors”, and ASU 2019-01 “Leases (Topic 842): Codification Improvements.”

(2)	Nomura used certain practical expedients permitted by ASC 842 “Leases” including adopting the new requirements through a cumulative-effect adjustment to retained earnings on adoption date.

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[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity and debt investments.	5,332,640 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	4,224,504 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,603,894 million yen

(1)

The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.

(2)	In addition, Nomura re-pledged ¥440,238 million of securities received as collateral and securities borrowed.

13.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2020, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of ¥202.3 billion and the associated gain on sale was not significant. For the year ended March 31, 2020, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,768.9 billion and cash inflows from third parties on the sale of those debt securities of ¥1,245.1 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,177.1 billion as of March 31, 2020. Nomura’s retained interests were ¥162.9 billion as of March 31, 2020. For the year ended March 31, 2020, Nomura received cash flows of ¥24.3 billion from the SPEs on the retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

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14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 21, 2020, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥36 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

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In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. The action alleged that FHLB-Boston purchased RMBS certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. On December 16, 2019, the parties settled the matter for $34 million and the action has been dismissed.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

7

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP is currently analyzing the reasoning and considering all its options, including any appeal. At this time, the Company is unable to estimate whether the amounts referred to above represent the reasonably possible maximum loss in respect of these matters. However, such amounts currently represent the only available quantifiable basis of potential loss at this stage even though they may not necessarily represent the eventual outcome in respect of these matters. The penalties will not be enforceable until all appeals have been concluded.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.

8

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI were also named as defendants in class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI are also defendants in a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions. NSI entered into settlements with the SEC on July 15, 2019, concerning its supervision of certain former employees. Pursuant to the settlements, NSI paid penalties of $1.5 million to the SEC and deposited $25 million in a segregated account which will be used to reimburse certain customers in connection with the related cases.

9

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders. It is not yet possible to reasonably estimate the potential losses which may arise from any administrative sanction imposed on a Nomura Group entity”

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

Administrative action by Financial Services Agency of Japan

On May 28, 2019, Nomura Securities Co., Ltd. (“NSC”) received an administrative action (a business improvement order) from Financial Services Agency of Japan (“FSA”) in accordance with Article 51 of the Financial Instruments and Exchange Act of Japan (“FIEA”) due to NSC’s improper communication of information. On the same day, for the same reason, the Company also received an administrative action (a business improvement order) from FSA in accordance with Article 57-19 (1) of the FIEA. Because of such administrative action, NSC has lost some of business opportunities. On June 3, 2019, the Company and NSC submitted reports on their business improvement measures to FSA and the reports were accepted by FSA. However, there is a possibility that Nomura will continue to lose business opportunities due to the damage to our reputation and other causes, and the Company’s financial condition and business performance may be affected onward. However, it is difficult for the Company to reasonably estimate the financial impact at this moment.

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15.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	279,734,884 million yen

Standby letters of credit and other guarantees (3)	2,351 million yen

(1)	The carrying value of derivative contracts is ¥7,197,647 million (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥16,455,288 million and ¥180,215 million (liability), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is nil.

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[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union and British Government (“EU & UK”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. Nomura’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥525.3 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

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	Billions of yen
	March 31, 2020
	Japan	U.S.	EU & UK	Other	Total(1)
Government, agency and municipalities securities	1,933.5	1,889.4	2,704.1	671.5	7,198.5

(1)

Other than above, there were ¥321.4 billion of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2020. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

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The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2020 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2020
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2020
Assets:
Trading assets and private equity and debt investments (2) (3)
Cash Instruments	6,480.5	7,978.5	471.5	—	14,930.5
Derivatives	70.7	20,920.7	198.0	(19,247.9)	1,941.5
Loans and receivables (4)	—	708.8	96.4	—	805.2
Collateralized agreements (5)	—	534.0	15.2	—	549.2
Other assets (2)	374.5	478.2	168.0	—	1,020.7

Total	6,925.7	30,620.2	949.1	(19,247.9)	19,247.1

Liabilities:
Trading Liabilities
Cash Instruments	5,044.1	1,690.2	2.8	—	6,737.1
Derivatives	44.1	20,524.8	226.8	(18,986.5)	1,809.2
Short-term borrowings (6)	—	348.4	28.5	—	376.9
Payables and deposits (7)	—	13.7	1.1	—	14.8
Collateralized financing (5)	—	246.6	—	—	246.6
Long-term borrowings (6) (8) (9)	2.3	3,290.7	408.8	—	3,701.8
Other liabilities (10)	170.0	129.6	—	—	299.6

Total	5,260.5	26,244.0	668.0	(18,986.5)	13,186.0

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2020, the fair values of these investments which are included in Trading assets and private equity and debt investments and Other assets were ¥26.1 billion and ¥5.6 billion, respectively.

(3)

Private equity and debt investments are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). It includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(4)	Includes loans for which the fair value option is elected.

(5)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(6)	Includes structured notes for which the fair value option is elected.

(7)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(8)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(9)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(10)	Includes loan commitments for which the fair value option is elected.

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Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2020, the carrying values of long-term borrowings were ¥7,775.6 billion and the fair values or estimated fair values of long-term borrowings were ¥7,732.8 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2020 consist of the following:

Year ending March 31	Billions of yen
2021	778.0
2022	560.1
2023	664.2
2024	618.9
2025	1,026.7
2026 and thereafter	4,073.0

Sub-Total	7,720.9

Trading balances of secured borrowings	54.7

Total	7,775.6

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17.	Per-Share Data

Total NHI shareholders’ equity per share	873.26 yen

Basic net income attributable to NHI shareholders per share	67.76 yen

[Note to Revenue Recognition]

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18.	Revenue from services provided to customers

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Trade execution and clearing services	• Buying and selling of securities on behalf of customers • Clearing of securities and derivatives on behalf of customers

•  Execution and clearing commissions recognized at a point in time, namely trade date.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions.

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

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Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Asset management services

•  Management of funds, investment trusts and other investment vehicles

•  Provision of investment advisory services

•  Distribution of fund units

•  Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customers

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are received are received every month, three months or six months.

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[Other Notes]

19.	Other additional information

Sale of investments in affiliates

Nomura has tendered to the self-tender offer made by Nomura Research Institute, Ltd. (“NRI”). Upon the settlement on August 21, 2019, Nomura has sold 101,889,300 ordinary shares it held at ¥159,966 million to NRI. NRI remains an equity method affiliate of NHI. As a result of the transaction, a gain of ¥73,293 million was recognized in earnings within Revenue—Other during the year ending March 31, 2020.

Changes in Tax Laws

On March 27, 2020, the “Act to partially revise the Income Tax Act and Others ”(Act No.8 of 2020) was enacted, effective for fiscal years beginning on or after April 1, 2022. As a result of the Act, the existing Consolidated Taxation system in Japan will be replaced with the Group Tax Sharing system. The Company does not expect any significant impact on its net deferred tax liabilities on adoption of the Act.

Business combination

On April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”), a leading M & A advisory boutique in sustainable technology and infrastructure in the United States.

The acquisition price was ¥12,389 million and has been partially paid in cash on April 1, 2020.

The operating results and cash flows of Greentech will be reflected to Nomura’s consolidated financial statements from April 1, 2020. The assets acquired and liabilities assumed as of the acquisition date were not material to Nomura’s consolidated balance sheet.

Restricted Stock Units

In May 2020, the Company announced to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is approximately 75 million units (75 million shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

Rights conversion related to the Tokyo Nihonbashi district redevelopment project

On May 20, 2020, the rights conversion plan of the Tokyo Nihonbashi district redevelopment project in which Nomura participate as members of the redevelopment partnership was approved by Tokyo Metropolitan Government. The rights conversion will become effective on May 29, 2020.

As a result, Nomura is entitled to receive ownership in the redeveloped real estate in the future and cash representing compensation for loss of rental income and other related expenses, in exchange for the assets it held in that area.

Nomura will record income before income taxes of approximately ¥70 billion as the difference between the carrying value of the transferred assets and the fair value of the acquired assets during the first quarter of the fiscal year ending March 31, 2021.

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Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5.	Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

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(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

(3)	Allowance for business loss of subsidiaries and affiliates

Allowance for business loss of subsidiaries and affiliates is made at an estimated amount of loss.

8.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10.	The Company applies the consolidated tax return system.

With regard the company to the items for which the individual tax return filing method was reviewed in accordance with the transition to the Group Tax Sharing System established under the “Act to partially revise the Income Tax Act and Others” (Act No. 8 of 2020) and the transition to the Group Tax Sharing System, in accordance with the treatment in Paragraph 3 of the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (Practical Solution No. 39 March 31, 2020), the provisions in Paragraph 44 of the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No. 28 February 16, 2018) are not applied and the amounts of deferred tax assets and deferred tax liabilities are in accordance with the provisions of the tax law before amendment.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

	Short-term receivables	3,741,813 million yen
	Short-term payables	2,029,963 million yen
	Long-term receivables	747,556 million yen

2.	Accumulated depreciation on tangible fixed assets	49,467 million yen

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3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥12,034 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include ¥318,200 million of subordinated bonds.

5.	Balance of guaranteed obligations (1)

	Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	1,951,195 million yen	(2)
	Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	924,111 million yen
	Nomura International plc	Derivative transactions	334,428 million yen	(2)
	Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	234,910 million yen
	Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	222,390 million yen
	Nomura Global Financial Products Inc.	Derivative transactions	150,891 million yen	(2)
	Other		98,888 million yen

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	343,297 million yen
Operating expenses	83,247 million yen
Non-operating transactions	161,490 million yen

2.	Extraordinary income

The gain on sales of subsidiaries and affiliates was from the sale of a part of ordinary shares of Nomura Research Institute, Ltd. which is an affiliate of the Company.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		3,493,562,601	—	—	3,493,562,601

2.	Treasury stock
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		182,411,802	299,381,781	27,168,475	454,625,108

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market	299,362,300 shares
Increase related to requests to purchase shares less than full trading units	19,481 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights and allotment of RSUs	27,168,085 shares
Reduction related to buying to complete full trading units	390 shares

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3.	Stock acquisition rights(1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.46	June 5, 2012	Common stock	115,300
Stock Acquisition Rights No.47	June 5, 2012	Common stock	372,000
Stock Acquisition Rights No.48	June 5, 2012	Common stock	526,800
Stock Acquisition Rights No.49	June 5, 2012	Common stock	39,800
Stock Acquisition Rights No.50	June 5, 2012	Common stock	39,700
Stock Acquisition Rights No.53	June 5, 2013	Common stock	93,700
Stock Acquisition Rights No.54	June 5, 2013	Common stock	456,300
Stock Acquisition Rights No.55	November 19, 2013	Common stock	2,678,200
Stock Acquisition Rights No.56	June 5, 2014	Common stock	189,200
Stock Acquisition Rights No.57	June 5, 2014	Common stock	652,400
Stock Acquisition Rights No.58	June 5, 2014	Common stock	1,014,500
Stock Acquisition Rights No.60	June 5, 2014	Common stock	375,400
Stock Acquisition Rights No.61	June 5, 2014	Common stock	1,374,600
Stock Acquisition Rights No.62	November 18, 2014	Common stock	2,673,700
Stock Acquisition Rights No.63	June 5, 2015	Common stock	546,100
Stock Acquisition Rights No.64	June 5, 2015	Common stock	928,200
Stock Acquisition Rights No.65	June 5, 2015	Common stock	1,497,500
Stock Acquisition Rights No.68	November 18, 2015	Common stock	2,568,800
Stock Acquisition Rights No.69	June 7, 2016	Common stock	1,034,100
Stock Acquisition Rights No.70	June 7, 2016	Common stock	1,552,200
Stock Acquisition Rights No.71	June 7, 2016	Common stock	2,028,300
Stock Acquisition Rights No.72	June 7, 2016	Common stock	259,200
Stock Acquisition Rights No.73	June 7, 2016	Common stock	105,400
Stock Acquisition Rights No.74	November 11, 2016	Common stock	2,535,400
Stock Acquisition Rights No.75	June 9, 2017	Common stock	1,188,600
Stock Acquisition Rights No.76	June 9, 2017	Common stock	1,456,900
Stock Acquisition Rights No.82	June 9, 2017	Common stock	276,700
Stock Acquisition Rights No.83	June 9, 2017	Common stock	63,900
Stock Acquisition Rights No.84	November 17, 2017	Common stock	2,488,900

(1) Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 25, 2019	Common stock	9,933	3.00	March 31, 2019	June 3, 2019
Board of Directors October 29, 2019	Common stock	48,483	15.00	September 30, 2019	December 2, 2019

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors May 8, 2020	Common stock	15,195	5.00	March 31, 2020	June 8, 2020

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[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	117,032 million yen
Loss carry-forward on local tax	25,015 million yen
Deferred gain and loss on hedges	3,453 million yen
Loss on devaluation of fixed assets	2,435 million yen
Stock option	774 million yen
Others	2,498 million yen

Subtotal of deferred tax assets	151,206 million yen
Valuation allowance	(118,438) million yen

Total of deferred tax assets	32,768 million yen
Deferred tax liabilities
Net unrealized gain on investments	(14,606) million yen
Deferred gain and loss on hedges	(10,491) million yen
Others	(657) million yen

Total of deferred tax liabilities	(25,754) million yen

Net deferred tax assets	7,014 million yen

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2020 (millions of yen)	Notes

Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments	Data processing system usage fees received	93,147	Accrued income	16,372	(1)
			Loans receivable	Loans receivable	436,823	Short-term loans	343,800	(2) (3)
			Concurrent officers	Interest received	6,913	Accrued income	1,041
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	175,000	(4)
				Loans receivable	157,692	—	—
				Commitment line establishment fees received	705	—	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	Loans receivable	1,020	Short-term loans	1,299	(2)
			Concurrent officers	Interest received	46	Accrued income	0
				Guarantee obligation	610,561	—	—	(6)
				Guarantee fee received	476	Accrued income	476
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	924,111	—	—	(6)
				Guarantee fee received	476	Accrued income	468
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	1,416,017	Short-term loans	1,910,756	(2)
			Concurrent officers	Interest received	12,033	Accrued income	2,954
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable	Loans receivable	1,151,325	Short-term loans	1,143,070	(2)
				Interest received	11,504	Accrued income	2,215
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	222,390	—	—	(6)
				Guarantee fee received	105	Accrued income	104
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	130,607	Short-term loans	173,767	(2)
				Interest received	3,876	Accrued income	128
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,752,936	Short-term borrowings	1,880,105	(5)
				Interest paid	10,983	Accrued expense	1,284
				Guarantee obligation	1,951,195	—	—	(6)
				Guarantee fee received	951	Accrued income	944
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation Concurrent officers	Guarantee obligation	150,891	—	—	(6)
				Guarantee fee received	216	Accrued income	215
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable Concurrent officers	Capital increase underwritten	96,984	—	—	(7)
				Loans receivable	72,330	Long-term loans receivable from subsidiaries and affiliates	233,744	(2)
				Interest received	2,459	Accrued income	249
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	544,873	Short-term loans	—	(2) (3)
				Interest received	12,282	Accrued income	997
				Establishment of a commitment line with subordinated terms	320,000	Long-term loans receivable from subsidiaries and affiliates	243,946	(4)
				Loans receivable	244,936	—	—
				Commitment line establishment fees received	180	—	—
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	69,371	Short-term loans	91,707	(2)
				Interest received	581	Accrued income	65
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 17.6% indirectly 11.2%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	31,909	—	—	(8)
				Software purchase	12,748	Accounts payable	3,211
				Sales of share by Share Buyback Program	159,966	—	—	(9)

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)

Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2020 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (4).

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(5)	Interest rates on borrowings are determined rationally in consideration of market interest rates. The transaction amounts for borrowings indicate average monthly balance. No collateral is provided.

(6)	Please see “Notes to the Balance sheet” for details. The guarantee rates for each transaction are rationally determined in consideration of market rates.

(7)	The capital increase with respect to Nomura Europe Holdings plc represents allocation of new shares to a shareholder.

(8)

Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(9)	The Company sold Nomura Research Institute, Ltd. shares at tender offer price in its self-tender offer.

(10)	Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2020 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share	855.09 yen
Net income per share	87.80 yen

[Note to Revenue Recognition]

The primary types of service provided to customers are as follows;

The Company recognizes Royalty fees for the use of the “Nomura” trademark as “Royalty on trademarks” over the time period of contracts.

Revenue from providing outsourcing services is recognized as “Other operating revenue” over the time period of contracts.

[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

In May 2020, the Company announced to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is approximately 75 million units (75 million shares equivalent). RSUs are to deliver shares of common stocks of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

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